

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 2, 2007

Thomas S. Astrup
Vice President-Finance and Chief Financial Officer
American Crystal Sugar Company
101 North Third Street
Moorhead, MN 56560

> **Re:** **American Crystal Sugar Company**
> **Form 10-K for the Fiscal Year Ended August 31, 2006**
> **Filed November 29, 2006**
> **File No. 033-83868**

Dear Mr. Astrup:

We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief